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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

Commission File Number: 0-24363

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
              [_] Form N-SAR

For Period Ended: December 31, 2000

[_] Transition Report on Form 10-K           [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F           [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                    PART I
REGISTRANT INFORMATION

Full Name of Registrant:  Interplay Entertainment Corp.
Former Name if Applicable:  N/A
Address of Principal Executive Office (Street and Number): 16815 Von Karman
  Avenue
City, state and zip code:  Irvine, California 92606

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]     (c)   The accountant's statement or other exhibit required by Rule 12b-
              25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or position thereof could not be filed within the prescribed period.

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The Company requires additional time to prepare the Company's Annual Report on
Form 10-K for the year ended December 31, 2000 to be filed by the Company. The unusual effort and expense relate to final negotiations between the Registrant, new equity investors and the new provider of its credit facility. The outcome of such negotiations will have a material impact on the Registrant's disclosures in the Form 10-K.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Manuel Marrero              (949)                     553-6655
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              (Name)                (Area Code)            (Telephone Number)


     (2)  Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                       [X] Yes     [_] No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?
                                                          [X] Yes     [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the twelve months ended December 31, 2000, the Company reported net revenues of $104.6 million, compared with net revenues of $101.9 million for the same period last year. The net loss for the twelve months ended December 31, 2000 was $12.1 million, or $(0.45) per share, compared with a net loss of $41.7 million, or $(1.86) per share, for the same period in the prior year.


                         Interplay Entertainment Corp.

                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   March 30, 2001              By:  /s/ Manuel Marrero
                                         Manuel Marrero, Chief Financial Officer

INSTRUCTIONS: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).